UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 10)


                Norfolk Southern Railway Company
_________________________________________________________________
                        (Name of Issuer)


           $2.60 Cumulative Preferred Stock, Series A
                (no par value, $50 stated value)
_________________________________________________________________
                 (Title of Class of Securities)

                           655855 20 3
                ________________________________
                         (CUSIP Number)


                      James C. Bishop, Jr.
                 Executive Vice President - Law
                  Norfolk Southern Corporation
                     Three Commercial Place
                  Norfolk, Virginia 23510-2191
                         (804) 629-2630
_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                          March 8, 1996
     _______________________________________________________
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  [ ].

Check the following box if a fee is being paid with the statement
[ ].

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          NORFOLK SOUTHERN CORPORATION
          52-1188014

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group:                                       (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC, AF


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Virginia


(7)  Sole Voting Power:                      140,923 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 140,923 (see Item 5)


(10) Shared Dispositive Power:               100,120 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               241,043 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                      Approximately 20.14%


(14)  Type of Reporting Person               HC, CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          NORFOLK SOUTHERN RAILWAY COMPANY
          53-6002016

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        AF


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Virginia


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0 (see Item 5)


(10) Shared Dispositive Power:               100,120 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               100,120 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 8.4%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          NORFOLK AND WESTERN RAILWAY COMPANY
          54-0321560

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        AF


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)              [ ]

(6)  Citizenship or Place of Organization:   Virginia


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               90,342 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               90,342 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 7.6%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          GEORGIA SOUTHERN AND FLORIDA RAILWAY COMPANY
          53-6001292

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Georgia


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               204 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               204 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.02%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          HIGH POINT, RANDLEMAN, ASHEBORO
            AND SOUTHERN RAILROAD COMPANY
          52-0792624

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   North Carolina


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               3,920 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               3,920 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.3%


(14)  Type of Reporting Person                CO


                                SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          RAIL INVESTMENT COMPANY
          54-1602007

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   Delaware


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               90,342 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               90,342 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 7.6%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          STATE UNIVERSITY RAILROAD COMPANY
          53-6002038

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   North Carolina


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               1,640 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               1,640 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.01%


(14)  Type of Reporting Person                CO

                          SCHEDULE 13D


CUSIP No.   655855 20 3



(1)  Name and I.R.S. Identification Number

          YADKIN RAILROAD COMPANY
          52-0793037

(2)  Check the appropriate box if a member             (a)  [ ]
     of a group                                        (b)  [X]

(3)  SEC Use Only


(4)  Source of Funds:                        WC


(5)  Check box if disclosure of Legal Proceedings
     is Required Pursuant to Items 2(d) or 2(e)             [ ]

(6)  Citizenship or Place of Organization:   North Carolina


(7)  Sole Voting Power:                      0 (see Item 5)


(8)  Shared Voting Power:                    0 (see Item 5)


(9)  Sole Dispositive Power:                 0


(10) Shared Dispositive Power:               4,014 (see Item 5)


(11) Aggregate Amount Beneficially Owned
     by Each Reporting Person:               4,014 (see Item 5)


(12) Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares                    [ ]

(13) Percent of Class Represented by
     Amount in Row (11)                       Approximately 0.03%


(14)  Type of Reporting Person                CO

     This Statement amends the Schedule 13D dated June 21, 1989, as amended by Amendment No. 1 dated January 11, 1990, Amendment No. 2 dated August 8, 1990, Amendment No. 3 dated May 22, 1991, Amendment No. 4 dated February 7, 1992, Amendment No. 5 dated April 8, 1992, Amendment No. 6 dated May 24, 1994, Amendment No. 7 dated October 7, 1994, Amendment No. 8 dated April 19, 1995, and Amendment No. 9 dated October 23, 1995 (the "Schedule 13D"), of Norfolk Southern Corporation; Norfolk Southern Railway Company; Norfolk and Western Railway Company; Georgia Southern and Florida Railway Company; High Point, Randleman, Asheboro and Southern Railroad Company; Rail Investment Company; State University Railroad Company; and Yadkin Railroad Company, relating to the Preferred Stock of Norfolk Southern Railway Company (formerly CUSIP number 843673 40 1, changed to CUSIP 655855 20 3, following the Issuer's corporate name change from Southern Railway Company to Norfolk Southern Railway Company).


Item 2.  Identity and Background.

     Appendix I to Item 2 of the Schedule 13D is amended and restated as set forth on Appendix I to Item 2 attached hereto.


Item 3.  Source and Amount of Funds or Other Consideration.

     Item 3 is amended and restated as follows:

     During the sixty days ended on the date hereof, NS purchased
13,500 shares of Preferred Stock for an aggregate cash consideration of $557,300.00. During the period from October 23, 1995 to March 8, 1996, NS purchased 18,001 shares of Preferred
Stock for an aggregate cash consideration of $744,091.00.

     The full amount of the cash consideration and brokerage commissions for all 140,828 shares of Preferred Stock purchased from June 2, 1989, through March 8, 1996, was $5,172,047.40 and was paid from internally generated funds of NS. For a number of purchases, NS has paid brokerage commissions of $0.10 per share. However, a significant number of shares has been purchased directly by NS through unsolicited offers to sell without payment of brokerage commissions.


Item 5.  Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated as follows:

     As of the date of this statement, the Issuer had 1,197,027 shares of Preferred Stock outstanding. The aggregate number of shares and the approximate percentage of the class of Preferred Stock beneficially owned by each Filing Person as of the date hereof is set forth below:


Filing Person            No. of Shares            Percentage
     NS                       241,043               20.14%
     Issuer                   100,120                8.40%
     NW                        90,342                7.55%
     GSF                          204                0.02%
     HPRAS                      3,920                0.33%
     RIC                       90,342                7.55%
     SURC                       1,640                0.14%
     Yadkin                     4,014                0.34%


NS owns all the common stock of and controls the Issuer. Through stock control of GSF, HPRAS, RIC (through stock control of NW), SURC and Yadkin, the Issuer beneficially owns the 100,120 shares (or approximately 8.4% of the outstanding shares) of Preferred Stock owned directly by those companies. However, shares owned by the Issuer's subsidiaries are not entitled to vote under Virginia law.

     The numbers of shares of Preferred Stock as to which each Filing Person has the sole or shared power to vote (or to direct the vote) and the sole or shared power to dispose (or to direct the disposition) are as follows:

                    Power to Vote          Power to Dispose or
                 or to Direct the Vote  to Direct the Disposition
Filing Person      Sole     Shared        Sole        Shared

NS               140,923      0         140,923        100,120
Issuer                 0      0               0        100,120
NW                     0      0               0         90,342
GSF                    0      0               0            204
HPRAS                  0      0               0          3,920
RIC                    0      0               0         90,342
SURC                   0      0               0          1,640
Yadkin                 0      0               0          4,014


     During the sixty days ended on the date hereof, none of the Filing Persons nor, to the knowledge of any of the Filing
Persons, any of the persons named in Appendix I to Item 2 hereof has effected any transactions in Preferred Stock other than as set forth in Items 3 and 5 hereof or described in Appendix I to
Item 5 annexed hereto.

     To the knowledge of the Filing Persons, no subsidiary of any of the Filing Persons (other than the Filing Persons) and no executive officer or director of any of the Filing Persons beneficially owns any shares of Preferred Stock and none of them has, or knows of any other person who has, the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Preferred Stock beneficially owned by the Filing Persons, except as described in Appendix I to Item 5 annexed hereto.


                           SIGNATURES

     After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 8, 1996

                         NORFOLK SOUTHERN CORPORATION

                         By /s/ William J. Romig
                            Vice President and Treasurer

                         NORFOLK SOUTHERN RAILWAY COMPANY

                         By /s/ William J. Romig
                            Vice President

                         NORFOLK AND WESTERN RAILWAY COMPANY

                         By /s/ William J. Romig
                            Vice President

                         GEORGIA SOUTHERN AND FLORIDA RAILWAY
                         COMPANY

                         By /s/ William J. Romig
                            Vice President

                         HIGH POINT, RANDLEMAN, ASHEBORO AND
                          SOUTHERN RAILROAD COMPANY

                         By /s/ William J. Romig
                            Vice President

                         RAIL INVESTMENT COMPANY

                         By /s/ William J. Romig
                            President

                         STATE UNIVERSITY RAILROAD COMPANY

                         By /s/ William J. Romig
                            Vice President

                         YADKIN RAILROAD COMPANY

                         By /s/ William J. Romig
                            Vice President


                      Appendix I to Item 2

 I. The name, principal occupation and principal business address of each director of Norfolk Southern Corporation
     (NS) is set forth below.

      (1) Gerald L. Baliles, a director of NS, is principally employed as a partner in the law firm of Hunton & Williams.
Mr. Baliles's business address is 951 E. Byrd Street, Riverfront
Plaza, East Tower, Richmond, Virginia 23219-4074.

      (2) Gene R. Carter, a director of NS, is principally employed as Executive Director of the Association for Supervision and Curriculum Development. Dr. Carter's business address is 1250 N. Pitt Street, Alexandria, Virginia 22314-1403.

      (3) Lester E. Coleman, a director of NS, is principally employed as Chairman of The Lubrizol Corporation (diversified specialty chemical company). Dr. Coleman's business address is 29400 Lakeland Boulevard, Wickliffe, Ohio 44092.

      (4) David R. Goode, a director of NS, is principally employed as Chairman, President, and Chief Executive Officer of
NS.  Mr. Goode's business address is Three Commercial Place,
Norfolk, Virginia  23510-2191.

      (5) T. Marshall Hahn, Jr., a director of NS, is principally employed as Honorary Chairman of the Board of Georgia-Pacific Corporation (manufacturer and distributor of building products, pulp and paper products and chemicals). Mr.
Hahn's business address is P. O. Box 105605, Atlanta, Georgia
30348-5605.

      (6) Landon Hilliard, a director of NS, is principally employed as Partner, Brown Brothers Harriman & Co. (a private bank in New York City). Mr. Hilliard's business address is 59
Wall Street, New York, New York 10005.

      (7) E. B. Leisenring, Jr., a director of NS, is retired from his former position as Chairman and Chief Executive Officer of Penn Virginia Corporation (natural resources holding and development company). Mr. Leisenring's business address is One
Tower Bridge, Suite 501, West Conshohocken, Pennsylvania 19428.

      (8) Arnold B. McKinnon, a director of NS, is retired from his former position as Chairman and Chief Executive Officer of NS. Mr. McKinnon's business address is Three Commercial Place,
Norfolk, Virginia 23510-2191.

      (9) Robert E. McNair, a director of NS, is principally employed as Chairman of McNair Law Firm, P.A. Mr. McNair's business address is P. O. Box 11390, Columbia, South Carolina
29211.

     (10) Jane Margaret O'Brien, a director of NS, is principally employed as President of Hollins College. Ms.
O'Brien's business address is P. O. Box 9625, Roanoke, Virginia
24020-9625.

     (11) Harold W. Pote, a director of NS, is principally employed as partner of The Beacon Group (a private investment partnership focusing on principal investments in energy, real estate and general corporate buyouts). Mr. Pote's business address is 375 Park Avenue, 17th Floor, New York, NY 10152.

II. The name, principal occupation and principal business address of each executive officer of Norfolk Southern
      Corporation (NS) not listed under I above is set forth below. (Unless otherwise indicated, the principal business address of the executive officers listed below is Three
      Commercial Place, Norfolk, Virginia 23510-2191.)

      (1)  John R. Turbyfill is principally employed as Vice
Chairman of NS.

      (2)  D. Henry Watts is principally employed as Vice
Chairman of NS.

      (3)  James C. Bishop, Jr. is principally employed as
Executive Vice President-Law of NS.

      (4)  R. Alan Brogan is principally employed as Executive
Vice President-Transportation Logistics of NS. Mr. Brogan's business address is 5501 U.S. Highway 30, West, Ft. Wayne,
Indiana  46818.

      (5)  L. I. Prillaman is principally employed as Executive
Vice President-Marketing of NS.

      (6)  Stephen C. Tobias is principally employed as Executive
Vice President-Operations of NS.

      (7)  Henry C. Wolf is principally employed as Executive
Vice President-Finance of NS.

      (8)  William B. Bales is principally employed as Senior
Vice President-International of NS. Mr. Bales's business address is 110 Franklin Road, S.E., Roanoke, Virginia 24042.

      (9)  Paul N. Austin is principally employed as Vice
President-Personnel of NS.

     (10)  John F. Corcoran is principally employed as Vice
President-Public Affairs of NS. Mr. Corcoran's business address is 1500 K Street, Suite 375, Washington, D.C. 20005.

     (11)  David A. Cox is principally employed as Vice
President-Properties of NS.

     (12)  Thomas L. Finkbiner is principally employed Vice
President-Intermodal of NS.

     (13)  John W. Fox, Jr. is principally employed as Vice
President-Coal Marketing of NS.  Mr. Fox's business address is
110 Franklin Road, S.E., Roanoke, Virginia 24042.

     (14)  Thomas J. Golian is principally employed as Vice
President of NS.

     (15)  James L. Granum is principally employed as Vice
President-Public Affairs of NS.  Mr. Granum's business address is
1500 K Street, Suite 375, Washington, D.C. 20005.

     (16)  James A. Hixon is principally employed as Vice
President-Taxation of NS.

     (17)  Jon L. Manetta is principally employed as Vice
President-Transportation & Mechanical of NS.

     (18)  Harold C. Mauney, Jr. is principally employed as Vice
President-Quality Management of NS.

     (19)  Donald W. Mayberry is principally employed as Vice
President-Research and Tests of NS. Mr. Mayberry's business address is 110 Franklin Road, S.E., Roanoke, Virginia 24042.

     (20)  James W. McClellan is principally employed as Vice
President-Strategic Planning of NS.

     (21)  Kathryn B. McQuade is principally employed as Vice
President-Internal Audit of NS. Ms. McQuade's business address is 110 Franklin Road, S.E., Roanoke, Virginia 24042.

     (22)  Charles W. Moorman is principally employed as Vice
President-Information Technology of NS.

     (23)  Phillip R. Ogden is principally employed as Vice
President-Engineering of NS.  Mr. Ogden's business address is 185
Spring Street, Atlanta, GA  30303.

     (24)  Magda A. Ratajski is principally employed as Vice
President-Public Relations of NS.

     (25)  John P. Rathbone is principally employed as Vice
President and Controller of NS.

     (26)  William J. Romig is principally employed as Vice
President and Treasurer of NS.

     (27)  Donald W. Seale is principally employed as Vice
President-Merchandise Marketing of NS.

     (28)  Robert S. Spenski is principally employed as Vice
President-Labor Relations of NS.

     (29) Dezora M. Martin is principally employed as Corporate Secretary of NS.

III.   The names of the Directors of Norfolk Southern Railway
       Company, each of whom is listed under I or II above, are set forth below.

                          David R. Goode
                          James C. Bishop, Jr.
                          L. I. Prillaman
                          Stephen C. Tobias
                          D. Henry Watts
                          Henry C. Wolf

 IV. The name, principal occupation and principal business address of each executive officer of Norfolk Southern
       Railway Company (NSR) not listed under I, II or III above is set forth below.

       (1) Ronald E. Sink is principally employed as Treasurer of NSR and Norfolk and Western Railway Company. Mr. Sink's business address is 110 Franklin Road, S.E., Roanoke, Virginia
24042.

  V.   The names of the Directors of Norfolk and Western Railway
       Company, each of whom is listed under I, II, III or IV above, are set forth below.

                          David R. Goode
                          James C. Bishop, Jr.
                          L. I. Prillaman
                          Stephen C. Tobias
                          D. Henry Watts
                          Henry C. Wolf

 VI. The name, principal occupation and principal business address of each executive officer of Norfolk and Western
       Railway Company (NW) is listed under I, II, III, IV or V above.

 VII. The names of the Directors of Georgia Southern and Florida Railway Company, each of whom is listed under I, II, III, IV, V or VI above, are set forth below.

                          James C. Bishop, Jr.
                          Stephen C. Tobias
                          John R. Turbyfill
                          D. Henry Watts
                          Henry C. Wolf


VIII. The name, principal occupation and principal business address of each executive officer of Georgia Southern and Florida Railway Company, not listed under I, II, III, IV,
       V, VI or VII above is set forth below.

       (1)  Thomas C. Hostutler, Comptroller of The Georgia
Northern Railway Company, is principally employed as Senior
Assistant Vice President-Corporate Accounting of NS.  Mr.
Hostutler's business address is Three Commercial Place, Norfolk,
Virginia 23510-2191.

  IX.   The names of the Directors of High Point, Randleman,
        Asheboro and Southern Railroad Company, each of whom is listed under I, II, III, IV, V, VI, VII or VIII above, are set forth below.

                          James C. Bishop, Jr.
                          Stephen C. Tobias
                          John R. Turbyfill
                          D. Henry Watts
                          Henry C. Wolf

   X. The name, principal occupation and principal business address of each executive officer of High Point, Randleman, Asheboro and Southern Railroad Company is listed under I, II, III, IV, V, VI, VII, VIII or IX above.

  XI. The names of the Directors of Rail Investment Company, each of whom is listed under I, II, III, IV, V, VI, VII,
        VIII, IX or X above, are set forth below.

                          James A. Hixon
                          Thomas C. Hostutler
                          John P. Rathbone
                          William J. Romig
                          Vacancy

 XII. The name, principal occupation and principal business address of each executive officer of Rail Investment
        Company, is listed under I, II, III, IV, V, VI, VII,
        VIII, IX, X or XI above.

XIII. The name, principal occupation and principal business address of each executive officer of Rail Investment
        Company is listed under I, II, III, IV, V, VI, VII, VIII,
        IX, X, XI or XII above.

 XIV.   The names of the following Directors of State University
        Railroad Company are not listed under I, II, III, IV, V,
        VI, VII, VIII, IX, X, XI or XII above.

        (1)  P. C. Barwick, Jr., a director of State University
Railroad Company, is principally employed as Secretary, The North
Carolina Railroad Company.  Mr. Barwick's business address is 131
S. Queen Street, Kinston, NC 28501.

        (2)  Robert S. Bridgers, a director of State University
Railroad Company, is retired from business. Mr. Bridger's principle address is 425 S. Lumina Avenue, Wrightsville Beach, NC
28480.

        The names of the remaining Directors of State University
        Railroad Company, each of whom is listed under I, II, III, IV, V, VI, VII, VIII, IX, X, XI or XII above, are set forth below.

                          William J. Romig
                          John R. Turbyfill
                          D. Henry Watts

  XV. The name, principal occupation and principal business address of each executive officer of State University
        Railroad Company is listed under I, II, III, IV, V, VI,
        VII, VIII, IX, X, XI, XII or XIII above.

 XVI. The names of the Directors of Yadkin Railroad Company each of whom is listed under I, II, III, IV, V, VI, VII,
        VIII, IX, X, XI, XII, XIII or XIV above, are set forth below.

                          James C. Bishop, Jr.
                          Harold C. Mauney, Jr.
                          L. I. Prillaman
                          William J. Romig
                          Donald W. Seale
                          Stephen C. Tobias
                          John R. Turbyfill
                          D. Henry Watts
                          Henry C. Wolf

XVII. The name, principal occupation and principal business address of each executive officer of Yadkin Railroad
        Company is listed under I, II, III, IV, V, VI, VII, VIII,
        IX, X, XI, XII, XIII, XIV or XV above.



                            Appendix I to Item 5



        This Appendix supplements the information set forth in
Item 5 of the foregoing Schedule 13D:


         On March 8, 1996, Harold C. Mauney's wife beneficially owned 70 shares of Preferred Stock as to which Mr. Mauney disclaims any beneficial interest in these shares.
